Exhibit 12.1

STATEMENTS REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges and our coverage deficiency.

	Year Ended December 31
	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges (1)	N/A(2)	N/A(2)	N/A(2)	N/A(2)	N/A(2)

(1)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consist of net loss before fixed charges. Fixed charges consist of interest expense on outstanding lease liabilities, interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized.

(2)	Earnings were insufficient to cover fixed charges for these periods. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus. The amount of the coverage deficiency was $35.8 million, $24.9 million, $18.6 million, $24.3 million and $21.5 million for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.